January 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (785) 270-6020

Mr. Kent G. Townsend
Chief Financial Officer
Capitol Federal Financial
700 Kansas Avenue
Topeka, Kansas 66603

Re: **Capitol Federal Financial**
        Form 10-K filed December 14, 2005
        File No. 0-25391

Dear Mr. Townsend:

        We have reviewed your filing and have the following comments. We have
limited our review to only the issues raised in our comments. Where indicated, we think
you should revise your documents in response to these comments. If you disagree, we
will consider your explanation as to why our comments are inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comments,
we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report to Stockholders:

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies – Derivative Instruments, page 11

  1. We note that you have entered into interest rate swaps with a notional amount of
      $800 million to hedge an equal amount of FHLB advances. We also note that you

have designated these hedges as fair value hedges and account for them using the short-cut method. Please advise us as follows with respect to these hedges:

a. Identify the specific risk being hedged (e.g. interest rate or full change in fair value)

b. Clarify whether the hedged FHLB advances are convertible by the FHLB from a fixed to floating rate at predetermined dates. If so, explain the terms of this conversion feature.

c. Describe the specific terms of the swaps, and explain how those terms match the terms of the advances.

d. Explain how you determined that this particular hedging relationship met all of the criteria in paragraph 68 of SFAS 133 to allow use of the short-cut method. Specifically address how the conversion feature embedded in the FHLB advances has been mirrored in the swaps.

Comparison of Results of Operations for the Years Ended September 30, 2005 and 2004, page 29

2. We note your presentation of selected financial results and performance ratios on page 31 that exclude the prepayment penalty associated with the refinancing of FHLB debt. Please tell us how you concluded that this presentation was not a *prohibited* non-GAAP financial measure based on the guidance in Item 10(e) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Senior Accountant, at (202) 551-3426 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief